GLOBAL corporate compliance

05010254

July 28, 2005

SUPPL

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Interim report and Mangement's Discussion and Analysis for the period ended April 30, 2005
2. Certification of interim filings – CEO
3. Certification of interim filings – CFO

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Brenda Davis
Associate

SEC MAIL RECEIVED PROCESSING SECTION
AUG - 5 2005
WASH. D.C. 199

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-1609

PERFECT FRY COMPANY ®

PERFECT FRY CORPORATION

Second Quarter Ended April 30, 2005


PERFECT FRY COMPANY
CAUTION
HOT OIL INSIDE
PULL
PRESETS

MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter
Report for the Quarter Ended April 30, 2005

1 Date

June 20, 2005

2 Overall Performance

	2005Q2	2004	2003	2002	2001
Current Assets	1,845,297	$1,609,728	$1,573,787	$1,681,254	$1,684,928
Long Term Receivable	0	0	18,521	0	0
Property Plant & Equip	1,404,114	1,415,206	1,307,917	155,010	155,088
Patents & Processes	1,008,455	977,104	803,558	676,549	682,679
Total Assets	4,257,866	4,002,038	3,703,783	2,512,813	2,522,695
Current Liabilities	601,335	297,321	327,855	227,026	603,694
Long Term Liabilities	723,490	740,666	765,823	0	0
Shareholder Equity	2,933,041	2,964,051	2,610,105	2,285,787	1,919,001
Total Liabilities & Equity	4,257,866	4,002,038	3,703,783	2,512,813	2,522,695

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top products for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow in North and South America, Europe, Australia, Asia and the Middle East.

The food equipment industry has been relatively stable in its regulations regarding ventilation since 1996. The industry is moving towards new and upgraded electronic and communication technologies, we are aware of these protocols and have implemented design changes for future needs. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. In 2004 we successfully tested a new fire suppression system that we are now implementing in all our PFC lines of fryers. Other fire suppression solutions, including off-the-shelf products, were inferior to our own specialized design. We continue to be the only manufacturer of this type of equipment to tackle the task and assume the responsibility of manufacturing our own fire suppression system. The new advancements are superior to even our original system and will enable future standardization of components for all models requiring fire suppression. The Perfect Fry fire suppression system is a separately identifiable approved product which could now be sold to other equipment manufacturers in our industry. While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories and to further diversify and grow our markets and revenue.

In May 2005 at the National Restaurant Show, Perfect Fry officially launched our new PFA automated line of fryers. This new series is the latest in technological advancement for the food equipment industry. The design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA brings significantly more cooking capacity, with more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA gives all of these advantages along with the impressive features of the PFC line; including efficient use of counter-space, odorless technology and advanced

MANAGEMENT DISCUSSION AND ANALYSIS (CON'T)
Second Quarter
Report for the Quarter Ended April 30, 2005

electronics.

In the second quarter of 2005 we have continued to see the increased prices coming through from the steel industry. The Company earlier pursued longer term purchasing which mitigated the risk of price increases. These longer term purchase orders have now terminated and the Company is experiencing higher steel prices.

Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

3 Selected Annual Information

	2004	2003	2002	2001	2000
Revenue USA	$2,248,646	$2,270,466	$2,328,528	$1,499,615	$1,689,810
Revenue Canada	707,654	535,033	761,831	638,493	607,764
Revenue International	434,454	797,325	479,586	322,325	296,338
Other Income	50,144	90,354	16,003	0	0
Total Revenue	3,440,898	3,693,178	3,585,948	2,460,433	2,593,912
Net Earnings (Loss)	353,946	324,318	366,786	(237,234)	178,369
Per Share	.04	.03	.04	(.02)	.02
Total Assets	4,002,038	3,703,783	2,512,813	2,522,695	2,785,795
Long Term Liabilities	740,666	765,823	0	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry's results of operations have remained stable over the past three years with sales in the area of $3.5 million and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

Second quarter results are very encouraging showing the second best quarterly revenue in the past 3 years. This result is the combination of the second largest number of fryers shipped in a quarter and the largest number of filters shipped in a quarter. Unfortunately the exchange rate for the first six months continued to fall resulting in an 8.9% decline below the 2004 average. Net revenue for the quarter of $106,267 combined with the loss from the first quarter of $56,237 results in $50,030 net earnings for the six months. This result is lower than expected due to the lower sales in the first quarter combined with the lower exchange rate experienced in the six months.

Selling costs including advertising and promotional efforts increased slightly compared to last year which continues to show increased initiatives in expanding our recognition in the industry. We are continuing to expand the promotional programs supporting the efforts of our distribution network.

General and administrative costs have remained constant, compared to last year. Warranty costs again showed a slight decline as our design and quality control efforts continue to show positive long term results.

The Company moved into its own building in January 2004 and for 2 months in 2004 had to pay for both the old lease and the costs in the new building. Including expenditures for 2 facilities for 2 months, Perfect Fry is experiencing significantly lower net cost of occupancy in 2005 compared to prior years.

MANAGEMENT DISCUSSION AND ANALYSIS (CON'T)

Second Quarter
Report for the Quarter Ended April 30, 2005

Perfect Fry continues to operate with very little credit risk or resulting bad debts.

Our distributor relationships are significantly secure and financially sound. The Company has experienced $20,000 in bad debts during the past 5 years of $15.8 million in revenue.

5 Quarterly Results

($ in 000's – except per share amounts)

	2005		2004				2003				2002	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue	1084	605	1024	696	754	967	876	887	1196	734	924	858
Net Earnings (Loss)	106	(56)	235	5	40	74	129	36	152	7	234	36
Per Share	.01	0	.03	0	0	.01	.01	0	.02	0	.03	0

The Company commits to forward buying patterns when this appears to be advantageous. The forward purchase of steel over a year ago has ended resulting in higher steel costs for this first quarter and continuing into the second quarter.

Our overall sales strategy continues to focus on specialty distributors of the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters of 2004. We regained our momentum in the 4th quarter and the overall results for the 2004 year remained strong and stable. We have not been able to determine whether this competition has affected the 2005 results.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$751,807	$28,317	$92,868	$69,121	$561,501
Operating Lease	25,648	4,122	16,488	5,038	

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations would be provided by operating loans of up to $600,000 from bank financing. On normal Company operations, working capital deficiencies have been supplied by bank financing. Only $262,000 of the operating loan has been used in the past 2 years.

We offer extended payment terms to qualified distributors to help them with demonstration and rental equipment opportunities. Perfect Fry sells this equipment to the distributor and extends payment terms

for up to 12 months and in some cases as long as 24 months. Perfect Fry distributors experience sales in over 50% of situations where the customer has the opportunity to operate the fryer. The financial requirements of this program are continuously reviewed and kept to acceptable levels.

There are no restrictions in the movement of financial resources between the subsidiary and parent companies.

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities, there are currently no long term obligations or outstanding agreements to fulfill. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances.

8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. In May 2005, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one-year term at a rate of 1.2553 CDN/USD. At June 28, 2005 a balance of $500,000 remained to be sold. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, the parent, Perfect Fry Company Ltd., the operating company and Perfect Fry Holdings Ltd. which owns the land and building.

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms. No other related parties exist apart from the director/distributor.

10 Fourth Quarter Results

Not applicable.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is conducting a normal course issuer bid, which commenced July 1, 2004 and expires June 30, 2005. The Company intends to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal

course issuer bids. The Company has purchased 319,500 shares at prices between $0.18 and $0.29 per share. The purchase of these shares has resulted in a decrease in Share capital to $1,413,546 and a reduction of Retained Earnings of $33,115. This is the completion of this issuer bid.

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

Effective November 1, 2003 the company adopted CICA handbook Sections; 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870 Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years for the implementation of any of these sections.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

SIX MONTHS ENDED APRIL 30, 2005 and 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PERFECT FRY CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	April 30, 2005 (Unaudited)	October 31, 2004
	$	$
CURRENT ASSETS		
Cash and cash equivalents	-	2,888
Accounts receivable	708,699	852,589
Inventories (Note 2)	1,108,695	737,503
Prepaid expenses	27,903	16,748
	1,845,297	1,609,728
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,404,114	1,415,206
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,008,455	977,104
	4,257,866	4,002,038

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Bank indebtedness (Note 5)	261,726	-
Accounts payable and accrued liabilities	311,292	270,127
Current portion of long term debt (Note 6)	28,317	27,194
	601,335	297,321
LONG TERM DEBT (Note 6)	723,490	740,666
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,413,546	1,461,471
Retained earnings	1,519,495	1,502,580
	2,933,041	2,964,051
	4,257,866	4,002,038

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three months ended April 30,		Six months ended April 30,	
	2005 (Unaudited) $	2004 (Unaudited) $	2005 (Unaudited) $	2004 (Unaudited) $
REVENUE (Note 9)	1,083,820	754,492	1,689,084	1,721,438
OPERATING EXPENSES				
Cost of goods, selling and administration	841,281	588,380	1,404,485	1,347,131
US marketing initiatives	90,245	96,107	176,422	196,735
Total operating expenses	931,526	684,487	1,580,907	1,543,866
NON-OPERATING EXPENSES				
Interest				
Long term debt	11,311	9,865	19,772	20,573
Other	5,580	3,934	9,982	5,609
Amortization				
Property, plant and equipment	27,000	18,000	54,000	36,000
Deferred product development costs	12,000	18,000	24,000	36,000
Foreign exchange (gain)	(9,864)	(20,268)	(49,607)	(34,879)
Total non-operating expenses	46,027	29,531	58,147	63,303
Total expenses	977,553	714,018	1,639,054	1,607,169
NET EARNINGS	106,267	40,474	50,030	114,269
RETAINED EARNINGS, beginning of period	1,443,178	1,222,429	1,502,580	1,148,634
Premium on acquisition of common shares (Note 7)	29,950	-	33,115	-
RETAINED EARNINGS, end of period	1,519,495	1,262,903	1,519,495	1,262,903
(LOSS) EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.01	0.00	0.01	0.01

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended April 30,		Six months ended April 30,	
	2005 (Unaudited) $	2004 (Unaudited) $	2005 (Unaudited) $	2004 (Unaudited) $
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings	106,267	40,474	50,030	114,269
Items not affecting cash				
Amortization of property, plant and equipment	27,000	18,000	54,000	36,000
Amortization of deferred product development costs	12,000	18,000	24,000	36,000
Amortization of prepaid expenses	16,874	-	24,521	-
Retirement of leaseholds asset	-	-	-	9,365
	162,141	76,474	152,551	195,634
Changes in non-cash working capital				
Accounts receivable	46,652	255,356	143,890	(156,016)
Inventory	(176,215)	(4,836)	(371,192)	132,305
Prepaid expenses	4,827	2,467	(35,676)	4,127
Accounts payable and accrued liabilities	(67,666)	(5,916)	41,165	21,038
	(192,402)	247,071	(221,813)	1,454
	(30,261)	323,545	(69,262)	197,088
INVESTING				
Additions to property, plant and equipment	(11,638)	(57,300)	(42,909)	(143,639)
Additions to deferred product development costs	(37,350)	(35,152)	(55,350)	(70,952)
	(48,988)	(92,452)	(98,259)	(214,591)
FINANCING				
Repayment of long term debt	(9,302)	(6,179)	(16,053)	(11,932)
Acquisition of common shares (Note 7)	(63,850)	-	(81,040)	-
	(73,152)	(6,179)	(97,093)	(11,932)
(DECREASE) IN CASH POSITION	(152,401)	224,914	(264,614)	(29,435)
CASH (BANK INDEBTEDNESS), beginning of period	(109,325)	(218,698)	2,888	35,651
(BANK INDEBTEDNESS), end of period	(261,726)	6,216	(261,726)	6,216
Note:				
Interest paid	16,891	13,799	29,754	26,182
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED APRIL 30, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., the operating company; and Perfect Fry Holdings Ltd. which owns the land and building. The interim financial statements, which were not subject to audit or review by the Company's independent auditors, follow the same accounting policies and methods of computation as the audited financial statements for the year ended October 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Effective November 1, 2003 the company adopted the CICA Handbook Section 3110, Asset Retirement Obligations. The Company has determined there is no affect to the current or prior years.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.

Actual results may differ from these estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 7.

Effective November 1, 2003 the company changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA handbook Section 3870. Under the new policy, the Company determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in Shareholders' equity.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

2. INVENTORIES

	April 30, 2005 $	October 31, 2004 $
Finished goods	479,002	316,920
Parts	629,693	420,583
	1,108,695	737,503

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

SIX MONTHS ENDED APRIL 30, 2005

3. PROPERTY, PLANT AND EQUIPMENT

	April 30 , 2005		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	835,053	67,984	767,069
Office and equipment	655,927	418,882	237,045
Leasehold improvements	-	-	-
	1,890,980	486,866	1,404,114

	October 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	820,630	43,984	776,646
Office and equipment	627,442	388,882	238,560
Leasehold improvements	-	-	-
	1,848,072	432,866	1,415,206

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	April 30 , 2005 $	October 31, 2004 $
Deferred product development costs	2,106,585	2,051,235
Accumulated amortization	(1,098,130)	(1,074,131)
	1,008,455	977,104

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2005

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,070 which includes interest at 4.43%. Subsequent to year end, the mortgage was renewed for a one year term, maturing March 1, 2006, and is repayable in monthly amounts of $5,256 which includes interest at 4.85%. The mortgage is secured by the land and building (Note 4), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	April 30, 2005 $	October 31, 2004 $
Mortgage payable	751,807	767,860
Current portion	(28,317)	(27,194)
Long term debt	723,490	740,666

Principal repayments on the mortgage as follows assuming future renewals at current rates:

	$
2005	28,317
2006	29,598
2007	30,936
2008	32,335
2009	33,796
2010	35,324
2011 and thereafter	561,501
	751,807

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2005

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Six months ended April 30 ,	2005	2005	2004	2004
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Acquired and cancelled	319,500	47,925	-	-
Issued and Outstanding at end of period	9,469,156	$1,413,546	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year ended October 31, 2004 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options expired during the third quarter of 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the three months ended April 30	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Basic earnings per share	106,267	40,474	9,636,229	9,788,656	$0.01	$0.00
Diluted earnings per share	106,267	40,474	9,636,229	9,788,656	$0.01	$0.00

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the six months ended April 30	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Basic earnings per share	50,030	114,269	9,696,858	9,788,656	$0.01	$0.01
Diluted earnings per share	50,030	114,269	9,696,858	9,788,656	$0.01	$0.01

Options

Under the stock option plan of the Company, options may be granted at management's discretion, to directors, officers and employees, with the approval of the board of directors being required, for the purchase of common shares. The following table depicts the changes in options in the periods presented. There were no options outstanding at October 31, 2004 and April 30 , 2005.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2005	**2004**	**2005**	**2004**
Outstanding October 31	-	370,000	-	$0.30
Options forfeited	-	-	-	-
Outstanding at April 30	-	370,000	-	$0.30
Options exercisable at April 30	-	370,000		
Options held by directors and officers at April 30	-	215,000		

Normal Course Issuer Bid

The Company commenced a normal course issuer bid on July 1, 2004 allowing it to purchase up to 489,432 common shares (5% of all common shares issued) for cancellation until its termination on June 30, 2005 or such earlier time as the bid is complete. At the time of writing, no shares have been acquired by the Company subsequent to April 30 , 2005.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2005

8. COMMITMENT

Subsequent to October 31, 2004, the Company entered into office equipment leases requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the three months ended April 30	**2005**	**2004**
Revenue and service		
USA	$718,260	$456,255
Canada	276,507	191,542
International	77,851	98,961
	1,072,618	746,758
Other income	11,202	7,734
	$1,083,820	$754,492

Revenue for the six months ended April 30	**2005**	**2004**
Revenue and service		
USA	$1,167,783	$1,239,338
Canada	354,194	309,681
International	142,994	150,442
	1,664,971	1,699,461
Other income	24,113	21,977
	$1,689,084	$1,721,438

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, a forward exchange contract, accounts payable, accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (69% in Fiscal 2004, 62% in Fiscal 2003) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. In May 2005, the Company entered into an option dated foreign exchange contract to sell $398,311 US dollars over a one year term at a rate of 1.2553 USD/CAD. At the time of writing, no sales have occurred under this contract.

11. RELATED PARTY TRANSACTIONS

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms.

12. COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with current presentation.


PERFECT FRY COMPANY
CAUTION
PULL
PRESETS

PERFECT FRY COMPANY®

82-1609

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gary Calderwood, Chief Executive Officer of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation for the interim period ending April 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 28, 2005

Gary Calderwood
CEO

82-1609

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gary Calderwood, Chief Financial Officer of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation for the interim period ending April 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 28, 2005

Gary Calderwood
CFO